This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated October 31, 2001, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by Goldman, Sachs & Co. (the "Dealer Manager"), or one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash
All of the Outstanding Shares of Common Stock of
Vysis, Inc.
at
$30.50 Net Per Share
by
Rainbow Acquisition Corp.
a Wholly Owned Subsidiary
of
Abbott Laboratories

Rainbow Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"), hereby offers to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of Vysis, Inc., a Delaware corporation (the "Company"), at a price of $30.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 31, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, NOVEMBER 29, 2001, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the Expiration Date (as defined below) of the Offer that number of Shares that, together with the Shares then beneficially owned by Abbott or the Purchaser, represents at least 51% of the then outstanding Shares on a fully diluted basis (the "Minimum Condition") and (ii) the expiration or termination of the waiting periods under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act"), and (B) the pre-merger notification requirements of Germany. The Offer is also subject to other conditions as set forth in the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 24, 2001 (the "Merger Agreement"), by and among Abbott, the Purchaser and the Company. The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged with and into the Company (the


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"Merger") with the Company continuing as the surviving corporation, wholly owned by Abbott. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares held by the Company as treasury stock, or owned by any subsidiaries of the Company, Abbott, the Purchaser or any of Abbott's other subsidiaries, all of which will be cancelled and retired and shall cease to exist, and other than Shares that are held by stockholders, if any, who properly exercise their dissenters' rights under the Delaware General Corporation Law (the "DGCL")), will be converted into the right to receive $30.50 or any greater per Share price paid in the Offer in cash.

Concurrently with the execution of the Merger Agreement, Abbott and the Purchaser entered into a Stockholder Agreement, dated as of October 24, 2001 (the "Stockholder Agreement"), with BP America Inc., a Delaware corporation ("BP"), and Amoco Technology Company, a Delaware corporation ("ATC") and a wholly owned subsidiary of BP. ATC has represented that, as of October 24, 2001, it owned 6,662,682 Shares, representing approximately 64.7% of the outstanding Shares. Pursuant to the Stockholder Agreement, ATC has agreed to tender all its Shares in the Offer. The tender of ATC's Shares into the Offer as required by the Stockholder Agreement will satisfy the Minimum Condition.

The Board of Directors of the Company (i) determined that the terms of the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (iii) recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

The Merger Agreement provides that the Purchaser must extend the Offer beyond the initial Expiration Date or any subsequent Expiration Date, if any of the conditions to its obligations to accept for payment and pay for the Shares is not satisfied or, to the extent permitted by the Merger Agreement, waived until such time as all conditions are satisfied or waived, but not beyond December 31, 2001 (the "Outside Date"), except in certain circumstances including those discussed below, including if on or prior to December 31, 2001, the waiting periods under the HSR Act or the pre-merger notification requirements of Germany shall not have expired or been terminated (in either of which case the Outside Date will be extended to June 30, 2002). In addition, the Purchaser may, without the consent of the Company, extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission or its staff applicable to the Offer.


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The Merger Agreement also provides that if all conditions to the Offer are satisfied or waived, but fewer than 90% of the Shares on a fully diluted basis have been tendered and not withdrawn, the Purchaser may, without the consent of the Company, provide one or more subsequent offering periods in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The term "Expiration Date" means 12:00 midnight, New York City time, on Thursday, November 29, 2001, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended, expires.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares except during the subsequent offering period.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after December 29, 2001. If the Purchaser elects to include a subsequent offering period, Shares tendered during the subsequent offering period may not be withdrawn. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing. The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

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Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

[Georgeson Shareholder LOGO]

17 State Street, 10th Floor
New York, New York 10004
Banks and Brokers call collect: (212) 440-9800
All Others Call Toll Free: (800) 223-2064

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004
(212) 902-1000 (Call Collect)
(800) 323-5678 (Call Toll Free)
October 31, 2001